UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Correction to Previously Furnished Form 6-K

On September 18, 2026, SOS Limited (the “Company”) furnished a Current Report on Form 6-K (the “Prior Form 6-K”) regarding the Company’s entry into a securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”), as defined in Regulation S under the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 19,000,000 Class A ordinary shares of the Company, par value $0.0000001 per share, at a price of $0.18 per share, for an aggregate purchase price of approximately $3.42 million.

The Prior Form 6-K incorrectly stated that the SPA was entered into on September 18, 2026. The Company hereby corrects such disclosure to clarify that the SPA was entered into on September 15, 2026. Except for the correction described above, the disclosure regarding the SPA and the offering contained in the Prior Form 6-K remains unchanged.

NYSE Public Reprimand Letter

On September 21, 2026, the Company received a Public Reprimand Letter (the “Reprimand Letter”) from NYSE Regulation on behalf of the New York Stock Exchange LLC (the “NYSE”) pursuant to Section 303A.13 of the NYSE Listed Company Manual (the “Manual”).

The Reprimand Letter relates to the Company’s non-compliance with Sections 202.05 and 202.06 of the Manual in connection with the timing and accuracy of the Company’s disclosure regarding the SPA. The NYSE determined that the Company failed to timely disclose the SPA and that the Prior Form 6-K incorrectly stated the date of the SPA.

The Company acknowledges the matters raised by the NYSE and is taking steps to enhance its procedures for the timely and accurate disclosure of material information to ensure future compliance with the Manual.

In accordance with Section 303A.13 of the Manual, the Company is publicly disclosing its receipt of the Reprimand Letter.

The Reprimand Letter is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	NYSE Public Reprimand Letter to SOS Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2026

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

2